[Letterhead]

VIA EDGAR

April 29, 2010

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

Attention:	Sharon Blume
Rebekah Blakeley Moore

	Re:	Comerica Incorporated
Form 10-K for the Fiscal Period Ended December 31, 2009
Forms 8-K filed March 17, 2010 and March 30, 2010
File No. 001-10706

Dear Ms. Blume and Ms. Moore:

Comerica Incorporated (the “Corporation” or “we”) is pleased to submit the following responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter from the Division of Corporation Finance, dated April 15, 2010, with respect to the above-referenced filings.  This letter is being filed with the Commission electronically via the EDGAR system today.

In certain responses, we may agree to supplement the disclosures in our future filings.  We are doing that in the spirit of transparency and not because we believe our prior filing may be materially deficient or inaccurate.  Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.

To assist with your review, we have repeated the text of the Staff’s comments (indicated in bold) immediately preceding our corresponding response.

Form 10-K for the period ended December 31, 2009

Item 1.  Business

1.                              Please revise future filings to provide a more comprehensive discussion of your underwriting policies and procedures for the major loan products in each lending category.  Discuss lending requirements such as loan-to-value ratios, credit requirements and documentation requirements.  Discuss the terms of your variable rate loans, including whether or not they are underwritten at fully indexed rates.  Also, disclose if you have underwritten any hybrid loans, such as payment option ARM’s, and or sub-prime loans, including how you define that term.

RESPONSE OF THE CORPORATION:

Beginning with our Form 10-K for the period ended December 31, 2010, the Corporation will provide the following revisions to Item 1. Business of Part I. to provide a more comprehensive discussion of our underwriting policies and procedures. We have highlighted the verbiage therein (indicated in italics) that will be included to respond to your comment.

UNDERWRITING APPROACH

The loan portfolio is a primary source of profitability and risk, so proper loan underwriting is critical to the Corporation’s long-term financial success. The Corporation extends credit to businesses, individuals and public entities based on sound lending principles and consistent with prudent banking practice. During the loan underwriting process, a qualitative and quantitative analysis of potential credit facilities is performed, and the credit risks associated with each relationship are evaluated.  Important factors considered as part of the underwriting process for new loans and loan renewals include:

•                  People: Including the competence, integrity and succession planning of customers;

•                  Purpose: The legal, logical and productive purposes of the credit facility;

•                  Payment: Including the source, timing and probability of payment;

•                  Protection: Including obtaining alternative sources of repayment, securing the loan, as appropriate, with collateral and/or third-party guarantees and ensuring appropriate legal documentation is obtained.

•                  Perspective: The risk/reward relationship and pricing elements (cost of funds; servicing costs; time value of money; credit risk).

The Corporation prices credit facilities to reflect risk, the related costs and the expected return. Loans with variable and fixed rates are underwritten to achieve expected risk-adjusted returns on the credit facilities and for the full relationship including the borrower’s ability to repay the principal and interest based on such rates.

Credit Administration:

The Corporation maintains a Credit Administration Department (“Credit Administration”) which is responsible for the oversight and monitoring of our loan portfolio.  Credit Administration assists with underwriting by providing objective financial analysis, including an assessment of the borrower’s business model, balance sheet, cash flow and collateral.  Each borrower relationship is assigned an internal risk rating by Credit Administration. Further, Credit Administration updates the assigned internal risk rating for every borrower relationship as new information becomes available, either as a result of periodic reviews of the credit quality or as a result of a change in borrower performance.  The goal of the internal risk rating framework is to improve the Corporation’s risk management capability, including its ability to identify and manage changes in the credit risk profile of its portfolio, predict future losses and price the loans appropriately for risk.

Credit Policy:

The Corporation maintains a comprehensive set of credit policies. The Corporation’s credit policies provide individual loan officers, as well as loan committees, approval authorities based on our internal risk rating system and establish maximum exposure limits based on risk ratings and the Corporation’s legal lending limit. Credit Administration, in conjunction with the businesses units, monitors compliance with the credit policies and modifies the existing policies as necessary. New or modified policies/guidelines require approval by the Strategic Credit Committee, chaired by the Corporation’s Chief Credit Officer and comprising senior credit and market executives.

Commercial and Industrial Loan Portfolio:

Commercial and Industrial Loans are underwritten using a comprehensive analysis of the borrower’s operations.  The underwriting process includes an analysis of some or all of the factors listed below:

•                  The borrower’s business model.

•                  Periodic review of financial statements including financial statements audited by an independent certified public accountant when substantial credit exposure exists.

•                  The pro-forma financial condition including financial projections.

•                  The borrower’s sources and uses of funds.

•                  The borrower’s debt service capacity.

•                  The guarantor’s financial strength.

•                  A comprehensive review of the quality and value of collateral, including independent third-party appraisals of machinery and equipment and commercial real estate, as appropriate, to determine the advance rates.

•                  Physical inspection of collateral and audits of receivables, as appropriate.

Commercial Real Estate (CRE) Loan Portfolio:

The Corporation’s CRE loan portfolio consists of real estate construction and commercial mortgage loans and includes both loans to real estate investors and developers, and loans secured by owner-occupied real estate. The Corporation’s CRE loan underwriting policies are consistent with the approach described above and provide maximum loan-to-value ratios that limit the size of a loan to a maximum percentage of the value of the real estate collateral securing the loan.  The loan-to-value percentage varies by the type of collateral and is limited by advance rates established by our regulators. Our loan-to-value limitations are, in certain cases, more restrictive than those required by regulators and are determined by other risk factors such as the financial strength of the borrower or guarantor, the equity provided to the project and the viability of the project itself.  CRE loans generally require cash equity. CRE loans are normally originated with full recourse or limited recourse to all principals and owners.  There are limitations to the size of a single project loan and to the aggregate dollar exposure to a single guarantor.

Consumer and Residential Mortgage Loan Portfolios:

The Corporation’s consumer and residential mortgage loans are originated consistent with the underwriting approach described above, but also includes an assessment of each borrower’s personal financial condition, including verification of income, assets and FICO score. The Corporation does not originate subprime loans. Although a standard industry definition for subprime loans (including subprime mortgage loans) does not exist, the Corporation defines subprime loans as specific product offerings for higher risk borrowers, including individuals with one or a combination of high credit risk factors.  These credit factors include low FICO scores, poor patterns of payment history, high debt-to-income ratios and elevated loan-to-value.  We consider subprime FICO scores to be those below 620 on a secured basis (excluding loans with cash or near-cash collateral and adequate income to make payments) and below 660 for unsecured loans. Adjustable rate loans are limited to standard conventional loan programs.

Exhibit 13

Analysis of Net Interest Income, page 15

2.                              Your measure of excess liquidity in footnote g to this table appears to be a non-GAAP measure as defined by Item 10(e) of Regulation S-K.  Please revise your disclosure in future filings to include a reconciliation to the most comparable GAAP measure, provide a description of how management uses the measure and discuss why you believe the measure to be useful to investors.

RESPONSE OF THE CORPORATION:

The Corporation identified net interest margin — fully taxable equivalent (FTE), excluding excess liquidity, as a non-GAAP measure in footnote (a) to the Analysis of Net Interest Income (FTE) and provided a reconciliation to the most comparable GAAP measure on pages 19 and 24, respectively, of exhibit 99.1 to the Corporation’s Form 8-K furnished to the Commission on April 21, 2010. The Corporation will also provide the following revised disclosures in the Management’s Discussion and Analysis (MD&A) – Net Interest Income section of our Form 10-Q for the period ended March 31, 2010 and will include a description of how management uses the measure and why the Corporation believes the measure to be useful to investors in the Supplemental Financial Data section. We have highlighted the verbiage therein (indicated in italics) that will be included to respond to your comment.  We will continue to provide similar disclosures in future filings to the extent the Corporation discloses such non-GAAP measures.

MD&A - Net Interest Income section of the Corporation’s Form 10-Q for the period ended March 31, 2010:

Quarterly Analysis of Net Interest Income & Rate/Volume - Fully Taxable Equivalent (FTE)

	Three Months Ended
	March 31, 2010			March 31, 2009
	Average		Average	Average		Average
(dollar amounts in millions)	Balance	Interest	Rate	Balance	Interest	Rate
Commercial loans	$21,015	$205	3.96%	$27,180	$228	3.39%
Real estate construction loans	3,386	25	2.95	4,510	33	2.99
Commercial mortgage loans	10,387	107	4.18	10,431	109	4.22
Residential mortgage loans	1,632	22	5.41	1,846	26	5.66
Consumer loans	2,481	22	3.58	2,574	24	3.79
Lease financing	1,130	11	3.75	1,300	9	2.82
International loans	1,282	12	3.93	1,715	16	3.85
Business loan swap income	—	8	—	—	8	—
Total loans	41,313	412	4.04	49,556	453	3.70
Auction-rate securities available-for-sale	879	2	0.93	1,108	5	1.71
Other investment securities available-for-sale	6,503	60	3.72	9,018	105	4.82
Total investment securities available-for-sale	7,382	62	3.38	10,126	110	4.46
Federal funds sold and securities purchased under agreements to resell	—	—	—	57	—	0.32
Interest-bearing deposits with banks (a)	4,122	2	0.25	1,848	1	0.23
Other short-term investments	124	1	1.75	165	1	1.67
Total earning assets	52,941	477	3.65	61,752	565	3.71
Cash and due from banks	788			950
Allowance for loan losses	(1,058)			(832)
Accrued income and other assets	4,848			4,867
Total assets	$57,519			$66,737
Money market and NOW deposits	$15,055	12	0.32	$12,334	19	0.63
Savings deposits	1,384	—	0.07	1,278	1	0.18
Customer certificates of deposit	6,173	15	1.02	8,856	58	2.67
Total interest-bearing core deposits	22,612	27	0.50	22,468	78	1.41
Other time deposits	877	8	3.53	6,280	46	3.01
Foreign office time deposits	458	—	0.21	670	1	0.42
Total interest-bearing deposits	23,947	35	0.60	29,418	125	1.73
Short-term borrowings	234	—	0.11	2,362	2	0.29
Medium- and long-term debt	10,775	26	0.95	14,924	52	1.40
Total interest-bearing sources	34,956	61	0.71	46,704	179	1.55
Noninterest-bearing deposits	14,624			11,364
Accrued expenses and other liabilities	1,075			1,514
Total shareholders’ equity	6,864			7,155
Total liabilities and shareholders’ equity	$57,519			$66,737
Net interest income/rate spread (FTE)		$416	2.94		$386	2.16
FTE adjustment		$1			$2
Impact of net noninterest-bearing sources of funds			0.24			0.37
Net interest margin (as a percentage of average earning assets) (FTE) (a)			3.18%			2.53%

(a) Excess liquidity, represented by average balances deposited with the Federal Reserve Bank, reduced the net interest margin by 24 basis points and 7 basis points in the first quarter 2010 and 2009, respectively.  Excluding excess liquidity, the net interest margin would have been 3.42% and 2.60% in each respective period. See Supplemental Financial Data section for reconcilements of non-GAAP financial measures.

Supplemental Financial Data section of the Corporation’s Form 10-Q for the period ended March 31, 2010:

The following table provides a reconciliation of non-GAAP financial measures used in this financial review with financial measures defined by GAAP.

(dollar amounts in millions)	March 31, 2010	December 31, 2009
Tier 1 capital (a) (b)	$6,311	$7,704
Less:
Fixed rate cumulative perpetual preferred stock	—	2,151
Trust preferred securities	495	495
Tier 1 common capital (b)	$5,816	$5,058
Risk-weighted assets (a) (b)	$60,680	$61,815
Tier 1 common capital ratio (b)	9.58%	8.18%

Total shareholders’ equity	$5,668	$7,029
Less:
Fixed rate cumulative perpetual preferred stock	—	2,151
Goodwill	150	150
Other intangible assets	7	8
Tangible common equity	$5,511	$4,720
Total assets	$57,106	$59,249
Less:
Goodwill	150	150
Other intangible assets	7	8
Tangible assets	$56,949	$59,091
Tangible common equity ratio	9.68%	7.99%

	Three months ended March 31,
	2010	2009
Net interest income (FTE)	$416	$386
Less:
Interest earned on excess liquidity (c)	3	1
Net interest income (FTE), excluding excess liquidity	$413	$385

Average earning assets	$52,941	$61,752
Less:
Average net unrealized gains on investment securities available-for-sale	62	212
Average earning assets for net interest margin (FTE)	52,879	61,540
Less:
Excess liquidity (c)	4,092	1,812
Average earning assets for net interest margin (FTE), excluding excess liquidity	$48,787	$59,728

Net interest margin (FTE)	3.18%	2.53%
Net interest margin (FTE), excluding excess liquidity	3.42	2.60

Impact of excess liquidity on net interest margin (FTE)	(0.24)	(0.07)

(a) Tier 1 capital and risk-weighted assets as defined by regulation.

(b) March 31, 2010 Tier 1 capital and risk-weighted assets are estimated.

(c) Excess liquidity represented by interest earned on and average balances deposited with the Federal Reserve Bank.

The Tier 1 common capital ratio removes preferred stock and qualifying trust preferred securities from Tier 1 capital as defined by and calculated in conformity with bank regulations.  The tangible common equity ratio removes preferred stock and the effect of intangible assets from capital and the effect of intangible assets from total assets.  The Corporation believes these measurements are meaningful measures of capital adequacy used by investors, regulators, management and others to evaluate the adequacy of common equity and to compare against other companies in the industry.

The net interest margin (FTE), excluding excess liquidity, removes interest earned on balances deposited with the Federal Reserve Bank (FRB) from net interest income (FTE) and average balances deposited with the FRB from average earning assets from the numerator and denominator of the net interest margin (FTE) ratio, respectively. The Corporation believes this measurement provides meaningful information to investors, regulators, management and others of the impact on net interest income and net interest margin resulting from the Corporation’s short-term investment in low yielding instruments.

MD&A

Balance Sheet and Capital Funds Analysis

Deposits and Borrowed Funds, page 35

3.                              Given the material increases to your FDIC deposit insurance premiums in the current year and to the extent you intend to continue to participate in the TLG program, please revise future filings to provide additional information regarding the cost of this program.  For example, provide the average balance of deposits insured under this program and/or provide disclosure of the dollar amount of additional premium expense incurred as a result of your participation in this program.

RESPONSE OF THE CORPORATION

The Corporation’s participation in the Transaction Account Guarantee Program (TAGP), which is a program under the Temporary Liquidity Guarantee (TLG) program, contributed approximately $7 million to the $74 million increase in Federal Deposit Insurance Corporation (FDIC) deposit insurance premium expenses for the year ended December 31, 2009. The additional FDIC deposit insurance premium expense resulting from our participation in TAGP was not material to noninterest expense in the year ended December 31, 2009 or the quarter ended March 31, 2010, and is not expected to be material for the quarter ended June 30, 2010. In April 2010, the FDIC adopted an interim rule extending TAGP through December 31, 2010 for financial institutions that desire to continue TAGP participation.  On April 30, 2010, the Corporation intends to notify the FDIC of its decision to opt-out of the FDIC’s TAGP extension, effective July 1, 2010. Therefore, disclosure of the additional FDIC deposit insurance premium expense resulting from the Corporation’s participation in TAGP should not be necessary in future filings. The impact of such decision on the Corporation’s deposit levels cannot be reliably determined at this time. Should the Corporation continue to participate in the FDIC’s TAGP or be involved in similar programs that have a material impact on noninterest expense in future quarters, we will disclose the significant factors that impact the premium expense.

Assuming on April 30, 2010 the Corporation notifies the FDIC of its decision to opt out of the FDIC’s TAGP, effective July 1, 2010, then beginning with our Form 10-Q for the period ended March 31, 2010, the Corporation will provide the following revisions to the Financial Condition section of MD&A and to ITEM 1A. Risk Factors of PART II. OTHER INFORMATION to disclose our decision to opt-out of the FDIC’s TAGP extension and the potential impact of such decision. The following verbiage (indicated in italics) will be included in both sections.

In April 2010, the FDIC adopted an interim rule extending the TAGP through December 31, 2010 for financial institutions that desire to continue TAGP participation.  The Corporation has notified the FDIC of its decision to opt-out of the FDIC’s TAGP extension, effective July 1, 2010.  The impact of such decision on the Corporation’s deposit levels cannot be reliably determined at this time.

Risk Management

Allowance for Credit Losses, page 39

4.                              Please revise future filings to disclose how often you obtain updated appraisals for your collateral dependent loans.  If this policy varies by loan type please disclose that also and discuss whether you utilize “as is” or “as developed” values for your construction loans.  Describe any adjustments you make to the appraised values, including those made as a result of outdated appraisals.  Discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses.

RESPONSE OF THE CORPORATION:

Beginning with our Form 10-Q for the period ended March 31, 2010, the Corporation will provide the following revisions to the Allowance for Credit Losses and Nonperforming Assets discussion in the Risk Management section of MD&A to provide a more comprehensive overview of the appraisals we obtain. We have highlighted the verbiage therein (indicated in italics) that will be included to respond to your comment.

Allowance for Credit Losses and Nonperforming Assets

The allowance for credit losses includes both the allowance for loan losses and the allowance for credit losses on lending-related commitments. The allowance for loan losses represents management’s assessment of probable, estimable losses inherent in the Corporation’s loan portfolio. The allowance for loan losses includes specific allowances, based on individual evaluations of certain loans and loan relationships, and allowances for homogeneous pools of loans with similar risk characteristics for the remaining business, consumer and residential mortgage loans.  The Corporation defines business loans as those belonging to the commercial, real estate construction, commercial mortgage, lease financing and international loan portfolios.

A loan is considered impaired when it is probable that interest or principal payments will not be made in accordance with the contractual terms of the original loan agreement.  The Corporation performs a detailed credit quality review quarterly on large impaired business and certain large impaired consumer and residential mortgage loans and establishes a specific allowance for such loans, estimated using one of several methods, including the estimated fair value of underlying collateral, observable market value of similar debt or discounted expected future cash flows.

Independent third-party appraisals are obtained prior to the origination of any first mortgage loan.  “As developed” collateral values are used at the time of origination of a construction loan, on the assumption that the construction facility provides sufficient funds to complete the project and carry it until it is leased or sold. Credit reviews are performed at least annually on each collateral-dependent loan and, if necessary, adjustments to the original appraisals are made to reflect the most current risk profile of the project.  These adjustments may include a revised rental rate or absorption rate, based on the actual conditions at that time. Updated independent third-party appraisals are generally obtained at the time of a refinance or restructure where additional advances are requested or when there is evidence that the physical aspects of the property have deteriorated.

For collateral-dependent impaired loans, updated appraisals are obtained at least annually unless conditions dictate increased frequency.  Appraisals on impaired construction loans are generally based on “as is” collateral values. In certain circumstances, the Corporation may believe that the highest and best use of the collateral, and thus the most advantageous exit strategy requires completion of the construction project. In these situations, the Corporation uses an “as-developed” appraisal to evaluate alternatives. However, the “as-developed” collateral value is appropriately adjusted to reflect the cost to complete the construction project and to prepare the property for sale. Between appraisals the Corporation may reduce the collateral value based upon the age of the appraisal and adverse developments in market conditions.

Consolidated Financial Statements

Note 1 -- Summary of Significant Accounting Policies

Allowance for Credit Losses, page 76

5.                              Please revise future filings to describe in greater detail how you utilize bond table data in your determination of the allowance for loan losses.  Please tell us how you determine that the underlying collateral for the bonds is similar enough to your own portfolio to provide meaningful data.

RESPONSE OF THE CORPORATION:

The Corporation uses data from Standard & Poor’ s (S&P) publicly available debt ratings to determine the level of probability of default on a limited basis and only for loans that are considered to have strong credit quality. The S&P data is not used to determine the loss given default factor, which is a significant input into the estimated loss ratio. The allowance for loan losses resulting from the use of the S&P data represented less than five percent of the total allowance for loan losses at March 31, 2010.

Beginning with our Form 10-Q for the period ended March 31, 2010, the Corporation will provide the following revisions to the Allowance for Credit Losses and Nonperforming Assets discussion in the Risk Management section of MD&A to describe how we utilize publicly available debt ratings in our determination of the allowance for loan losses. We have highlighted the verbiage therein (indicated in italics) that will be included to respond to your comment.

Allowance for Credit Losses and Nonperforming Assets

Loans which do not meet the criteria to be evaluated individually are evaluated in homogeneous pools of loans with similar risk characteristics.  The allowance for all other business loans is determined by applying standard reserve factors to the pool of business loans within each internal risk rating.  Internal risk ratings are assigned to each business loan at the time of approval and are subjected to subsequent periodic reviews by the Corporation’s senior management. Standard reserve factors for the loans within each risk rating are updated quarterly and are based on estimated probabilities of default and loss given default, incorporating factors such as recent charge-off experience, current economic conditions and trends, changes in collateral values of properties securing loans, and trends with respect to past due and nonaccrual amounts. The standard reserve factors are supported by underlying analysis, including information on migration and loss given default studies from each of the three largest domestic geographic markets (Midwest, Western and Texas), as well as mapping to publicly available debt ratings.  On a limited basis, the Corporation uses data annually from Standard & Poor’s (S&P) publicly available debt ratings to determine the level of probability of default for loans that are considered to have strong credit quality and are assigned the best internal risk ratings. To ensure the use of probability of default based on S&P debt ratings is appropriate, the Corporation compares the assigned internal risk ratings of borrowers that have public debt outstanding to their publicly available S&P debt rating for consistency.  The Corporation has sufficient default experience and is able to generate its own probability of default metrics on the remainder of the loan portfolio.  The Corporation uses its own loss given default experience to determine the overall expected loss measure.

Note 3 -- Fair Value Measurements, page 84

6.                              We note your disclosure on page 75 regarding the impact of the new accounting guidance on your valuation of auction rate securities.  We also note that your valuation model, significant inputs and the source of those inputs do not appear to have significantly changed from the prior period disclosure.  Please revise future filings to disclose the specific changes to your inputs that caused the fair value of your auction rate securities to increase by $36 million.

RESPONSE OF THE CORPORATION:

The estimated fair value of auction-rate securities (ARS) at March 31, 2009 was determined using the income approach described in Note 3 (Fair Value Measurements) to the Consolidated Financial Statements of our Form 10-K for the period ended December 31, 2009. The income approach is based on a discounted cash flow model utilizing two significant assumptions: discount rate (including a liquidity risk premium) and workout period. The $36 million ($23 million after-tax) referenced in Note 1 (Summary of Significant Accounting Policies) to the Consolidated Financial Statements of our Form 10-K for the period ended December 31, 2009 represented the change in the fair value of ARS outstanding on March 31, 2009 as a result of the change in our assumptions from December 31, 2008 to March 31, 2009.

The changes in the March 31, 2009 valuation assumptions when compared to the December 31, 2008 assumptions were as follows: (1) workout periods were extended by three months, (2) credit spreads on the underlying collateral or similar securities were updated and (3) liquidity premiums included an updated assessment of the premium a willing buyer would require in an orderly transaction. The rate of redemption at par of the various types of ARS held by the Corporation during the first quarter 2009 ranged from nominal to 20 percent and was a significant consideration in the determination of the liquidity premium, if any, assigned to each type of ARS. The liquidity premium assigned for ARS at March 31, 2009 was lower than December 31, 2008 based on improved redemption activity and the Corporation’s opinion of the premium a willing buyer would require in an orderly transaction.

As required by Accounting Standards Codification (ASC) Topic 250 “Accounting for Changes and Error Corrections” (ASC 250), the Corporation provided disclosures on our adoption of the new fair value measurement guidance in Note 1 (Summary of Significant Accounting Policies) to the Consolidated Financial Statements of our Form 10-K for the period ended December, 31 2009.  While this guidance provided clarity on determining fair value measurements, it did not impact the ARS valuation model and the material assumptions used in the valuation.

The Corporation does not believe it is appropriate to repeat the disclosures related to our adoption of the new fair value measurement guidance in future filings.

Note 4 -- Investment Securities, page 94

7.                              Your disclosure on page 97 indicates that you did not purchase any new auction rate securities during the year.  Additionally, we note that your auction rate securities were in an unrealized loss position for less than 12 months at the end of 2008.  Given this disclosure, please clarify why your auction rate securities are not in an unrealized loss position for greater than 12 months as of December 31, 2009.

RESPONSE OF THE CORPORATION:

The disclosures provided in Note 4 (Investment Securities) to the Consolidated Financial Statements of our Form 10-K for the period ended December 31, 2009 were presented in accordance with ASC 320 “Investments —Debt and Equity Securities” (ASC 320), which requires quantitative information, aggregated by category of investment, to be segregated by those investments that have been in a continuous unrealized loss position for less than 12 months and those that have been in a continuous unrealized loss position for 12 months or longer. The reference point for determining how long an investment has been in a continuous unrealized loss position is the balance sheet date of the reporting period in which the impairment is identified. At December 31, 2009, only state and municipal ARS had been in a continuous unrealized loss position for 12 months or longer, as disclosed in Note 4 (Investment Securities) to the Consolidated Financial Statements of our Form 10-K for the period ended December, 31 2009.

Note 9 -- Goodwill, page 101

8.                              We note that your retail bank segment has incurred a net loss during the year and has experienced declining revenues during the past few years.  In light of the materiality of the carrying amount of goodwill in this segment to your net income, please tell us how you concluded that goodwill is not a critical accounting policy.  Refer to Release No. 33-8350.

RESPONSE OF THE CORPORATION:

The Corporation reviewed the guidance in Release No. 33-8350 to determine which accounting policies should be considered critical and accordingly should be presented in the Management Discussion and Analysis (MD&A) section of our Form 10-K for the period ended December 31, 2009.  The Corporation provided and discussed with the Audit Committee of the Board of Directors a summary of the critical accounting policies to be included in the MD&A section of our Form 10-K for the period ended December 31, 2009. Included in that discussion was a written analysis detailing the basis for the Corporation’s conclusion that the accounting policy related to our periodic review for goodwill impairment was not critical.

Our conclusion was based on the following:

1.               The annual test of goodwill impairment performed as of July 1, 2009 and 2008, and the tests performed on an interim basis between those dates, did not indicate that an impairment charge was required.

2.               The stress tests performed on the discount rates, net income growth and market multiples used in the income approach indicated the fair value of the reporting units would remain in excess of the carrying value in all but extreme, low-probability stressed circumstances.

3.               The balance of goodwill at December 31, 2009 was $150 million, or 3% of tangible common equity (TCE) at December 31, 2009. At December 31, 2009, the balance of goodwill held in the Retail Bank business segment was $47 million, which represented approximately one percent of TCE at December 31, 2009. In the current environment, the Corporation measures materiality as a percentage of TCE rather than as a percentage of income before taxes. The Corporation believes TCE is more relevant when determining which accounting policies are critical given Corporation’s lack of earnings and the increased focus on the Corporation’s capital levels.

4.               The implied control premium resulting from the difference between the estimated fair value of the total of all the reporting units and the Corporation’s market capitalization declined significantly from the interim test performed in the first quarter 2009 to the annual test performed as of July 1, 2009.

5.               The Corporation’s market value per share increased 38% from $21.40 at July 1, 2009 to $29.57 at December 31, 2009.

The Corporation notes that our disclosures in Note 3 (Fair Value Measurements) to the Consolidated Financial Statements of our Form 10-K for the period ended December 31, 2009 provide an overview of the valuation techniques used to measure the estimated fair value of the reporting units and the material assumptions used in the valuation models. While these disclosures do not include a sensitivity analysis, such as stress tests performed on the discount rates, net income growth and market multiples and the results of the stress test, we believe this disclosure provides the reader with insight on the estimates and assumptions used in assessing goodwill impairment.

Note 14 -- Medium and Long Term Debt, page 114

9.                              Please revise your tabular disclosure on page 115 in future filings to also show the actual rate on the swaps used to convert certain of your fixed rate debt.

RESPONSE OF THE CORPORATION:

Beginning with our Form 10-K for the period ended December 31, 2010, the Corporation will provide the following revisions to the above-referenced tabular disclosure in Note 14 (Medium- and Long-Term Debt) to the Consolidated Financial Statements. We have highlighted the verbiage therein (indicated in italics) that will be included to respond to your comment. The table below reflects the pro-forma revision at December 31, 2009 and will be updated as applicable at December 31, 2010.

The carrying value of medium- and long-term debt has been adjusted to reflect the gain or loss attributable to the risk hedged. Concurrent with or subsequent to the issuance of certain of the medium- and long-term debt presented above, the Corporation entered into interest rate swap agreements to convert the stated rate of the debt to a rate based on the indices identified in the following table.

	Principal Amount		As-Converted
	of Debt		Rate at
(dollar amounts in millions)	Converted	Base Rate	12/31/09

Parent company
4.80% subordinated note due 2015	$300	6-month LIBOR	0.38%

Subsidiaries
5.70% subordinated note due 2014	250	6-month LIBOR	0.92
5.75% subordinated notes due 2016	250	6-month LIBOR	0.42
5.20% subordinated notes due 2017	500	6-month LIBOR	0.62
8.375% subordinated note due 2024	150	6-month LIBOR	2.29
7.875% subordinated note due 2026	150	6-month LIBOR	0.33

Note 19 -- Employee Benefit Plans, page 122

10.                       Please revise future filings to disclose whether you use the fair value of plan assets or a calculated value of plan assets to determine the expected return.  If the latter is true, please revise management’s discussion and analysis to discuss any material trends that may be impacted by this policy election.

RESPONSE OF THE CORPORATION:

Beginning with our Form 10-K for the period ended December 31, 2010, the Corporation will provide the following revisions to the disclosure related to calculated value of plan assets in Note 1 (Summary of Significant Accounting Policies) to the Consolidated Financial Statements. We have highlighted the verbiage therein (indicated in italics) that will be included to respond to your comment.

Defined Benefit Pension and Other Postretirement Costs

Defined benefit pension costs are charged to “employee benefits” expense on the consolidated statements of income and are funded consistent with the requirements of federal laws and regulations. Inherent in the determination of defined benefit pension costs are assumptions concerning future events that will affect the amount and timing of required benefit payments under the plans. These assumptions include demographic assumptions such as retirement age and mortality, a compensation rate increase, a discount rate used to determine the current benefit obligation and a long-term expected rate of return on plan assets. Net periodic defined benefit pension expense includes service cost, interest cost based on the assumed discount rate, an expected return on plan assets based on an actuarially derived market-related value of assets, amortization of prior service cost and amortization of net actuarial gains or losses. Consistent with Compensation-Retirement Plans guidance, the market-related value of plan assets is determined by amortizing the current year’s investment gains and losses (the actual investment return net of the expected investment return) over 5 years. The amortization adjustment cannot exceed 10 percent of the fair value of assets. Prior service costs include the impact of plan amendments on the liabilities and are amortized over the future service periods of active employees expected to receive benefits under the plan. Actuarial gains and losses result from experience different from that assumed and from changes in assumptions (excluding asset gains and losses not yet reflected in market-related value). Amortization of actuarial gains and losses is included as a component of net periodic defined benefit pension cost for a year if the actuarial net gain or loss exceeds 10 percent of the greater of the projected benefit obligation or the market-related value of plan assets.  If amortization is required, the excess is amortized over the average remaining service period of participating employees expected to receive benefits under the plan.

ADDITIONAL RESPONSE OF THE CORPORATION:

Beginning with our Form 10-K for the period ended December 31, 2010, the Corporation will provide the following revisions to the Critical Accounting Policies section of MD&A. We have highlighted the verbiage therein (indicated in italics) that will be included to respond to your comment.

Pension Plan Accounting

If the assumed long-term return on plan assets differs from the actual return on plan assets, the asset gains or losses are incorporated in the market-related value of plan assets, which is used to determine the expected return on assets. The market-related value of plan assets is determined by amortizing the current year’s investment gains and losses (the actual investment return net of the expected investment return) over 5 years. The amortization adjustment cannot exceed 10% of the fair value of assets.

The expected return on plan assets is calculated based on the market related value of the assets times the assumed long-term rate of return plus the impact of any contributions made during the year.

The market related value method of spreading investment gains and losses over a five year period is commonly used.  It reduces annual volatility, and, over the long-term, the cumulative effect will be the same as using the actual fair market value of plan assets. The Employee Benefits Committee, which consists of executive and senior managers from various areas of the Corporation, provides broad asset allocation guidelines to the asset managers, who report results and investment strategy quarterly to the Employee Benefits Committee. Actual asset allocations are compared to target allocations by asset category and investment returns for each class of investment are compared to expected results based on broad market indices.

11.                       Please revise future filings to disclose how you define “long-term” as it relates to your expected long-term rate of return on plan assets.  Additionally, please disclose the actual return on assets during the periods presented.

RESPONSE OF THE CORPORATION:

Beginning with our Form 10-K for the period ended December 31, 2010, the Corporation will provide the following revisions to the disclosure related to long-term rate of return on plan assets in Note 19 (Employee Benefit Plans) to the Consolidated Financial Statements. We have highlighted the verbiage therein (indicated in italics) that will be included to respond to your comment.

The expected long-term rate of return of plan assets is the average rate of return expected to be realized on funds invested or expected to be invested over the life of the plan, which has an estimated average life of approximately 15 years as of December 31, 2010. The expected long-term rate of return on plan assets is set after considering both long-term returns in the general market and long-term returns experienced by the assets in the plan. The returns on the various asset categories are blended to derive one long-term rate of return. The Corporation reviews its pension plan assumptions on an annual basis with its actuarial consultants to determine if assumptions are reasonable and adjusts the assumptions to reflect changes in future expectations. The actual returns realized on plan assets for the qualified defined benefits plan and the postretirement benefits plan for the years ended December 31, 2010, 2009 and 2008 were as follows:

	Qualified				Postretirement
	Defined Benefit Pension Plan				Benefit Plan
Years Ended December 31	2010		2009	2008	2010		2009	2008

Actual return on plan assets	x.xx	%	17.00%	-24.30%	x.xx	%	10.60%	-11.70%

Forms 8-K filed March 17, 2010 and March 30, 2010

12.                       We note you repurchased all shares of the Series F Fixed Rate Cumulative Perpetual Preferred Stock and you elected not to repurchase the related warrant issued to the U.S. Treasury as part of the Capital Purchase Program.  Please revise future filings to disclose:

•                  How the repurchase is expected to impact liquidity;

•                  Whether the repurchase of the preferred stock had any effect on your calculation of earnings per share.  Refer to EITF Topic D-42; and

•                  Any continuing obligations to the Federal Government.  For example, whether you continue to provide reports regarding your financial condition, whether you continue to be subject to executive compensation rules, etc.

RESPONSE OF THE CORPORATION:

Beginning with our Form 10-Q for the period ended March 31, 2010, the Corporation will provide the following disclosure in the Common Stock Offering and Redemption of Preferred Stock section of MD&A.  We have highlighted the verbiage therein (indicated in italics) that will be included to respond to your comment.

Common Stock Offering and Redemption of Preferred Stock

In the first quarter 2010, the Corporation fully redeemed $2.25 billion of Fixed Rate Cumulative Perpetual Preferred Stock (preferred stock) issued in connection with the U.S. Department of Treasury (U.S. Treasury) Capital Purchase Program.  The redemption was funded by the net proceeds from an $880 million common stock offering completed in the first quarter 2010 and from excess liquidity at the parent company. At March 31, 2010, after the redemption, the Corporation held $3.8 billion of interest-bearing deposits with the Federal Reserve Bank (FRB), representing excess liquidity, which included $665 million of parent company liquid assets. The redemption resulted in a one-time, non-cash redemption charge of $94 million, reflecting the accelerated accretion of the remaining discount, which reduced first quarter 2010 diluted earnings per common share by $0.61.  The total impact of the preferred stock, including the redemption charge, cash dividends of $24 million and non-cash discount accretion of $5 million, was a reduction to first quarter 2010 diluted earnings per common share of $0.79.  The only significant non-financial impact of the redemption was the removal of executive compensation rules by the U.S. Treasury.  The executive and legislative branches of the federal government, as well as our primary regulators, may continue to request supplementary reporting.

Subsequent to the redemption, the Corporation announced its election not to repurchase a related warrant for 11.5 million shares of common stock issued to the U.S. Treasury. On April 12, 2010, the U.S. Treasury announced its intention to sell such warrant pursuant to a public offering process during the second quarter 2010.

*****

As requested by the Staff, in connection with responding to your comments, the Corporation acknowledges that:

•                  The Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Corporation may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you require further information or have any questions, please do not hesitate to contact me (telephone no. (214) 462-4481; facsimile no. (214) 462-4489), Marvin J. Elenbaas, Senior Vice President and Chief Accounting Officer (telephone no. (313) 222-4645; facsimile no. (313) 222-9784), or Jon W. Bilstrom, Executive Vice President, Governance, Regulatory Relations and Legal Affairs (telephone no. (214) 462-4447; facsimile no. (214) 462-4440).

Sincerely,

/s/ Elizabeth S. Acton
Elizabeth S. Acton
Executive Vice President and Chief Financial Officer

cc:	Jon W. Bilstrom, Executive Vice President, Governance, Regulatory Relations and Legal Affairs
Marvin J. Elenbaas, Senior Vice President and Chief Accounting Officer